September 15, 2005


By facsimile to (949) 660-9010 and U.S. Mail


Mr. Sean Philip Watkinson
President, Secretary, and Treasurer
Maneki Mining Inc.
4462 John Street
Vancouver, British Columbia, Canada V5V 3X1

Re:	Maneki Mining Inc.
	Pre-effective Amendment 2 to Registration Statement on Form
SB-2
	Filed September 7, 2005
File No. 333-125898

Dear Mr. Watkinson:

	We reviewed the filing and have the comments below. Unless indicated otherwise, our page references are to the filing`s courtesy copy.

Selling Shareholders, page 12

1. Since Mr. Mark Hammer is not listed as a selling shareholder in the table, revise the second paragraph on page 14 to reflect that fact.

Material Lease Agreement between Maneki Mining Inc. and Ammetco
Resources, page 21

2. The disclosure here and in exhibit 3.1 that Maneki Mining entered into a lease agreement with Ammetco Resources on December 3, 2004 differs from disclosure in note 4 on page 41 and note 3 on page 51 that Maneki Mining entered into the agreement with Ammetco
Resources
on February 28, 2005.  Please reconcile.

Results of Operations for Period Ending March 31, 2005

3. Revise this subsection to reflect the most recent period for which financial statements are included in the registration statement.
We
note the response to prior comment 1.

Exhibit 5.1

4. Refer to prior comment 8. Tell us with a view toward disclosure what inquiry of the underlying facts was made by counsel before rendering the opinion.

5. Refer to prior comment 10. Since you did not delete the fourth paragraph`s first sentence in which counsel disclaims "any obligation to inform you of any facts, circumstances, events, or developments which hereafter may be brought to our attention and which may alter, affect, or modify the opinion," you must file a new opinion immediately before the registration statement`s effectiveness.

6. Refer to prior comment 11. As noted previously, counsel must consent also to being named in the registration statement. Please revise the sixth paragraph.

Exhibit 23. 2

7. We note the response to prior comment 12. As noted previously, Mr. Doyle Kenneth Brook Jr. must consent to being named as an expert in the registration statement, and the consent must state expressly that Mr. Brooks consents to the quotation or summarization of his report in the registration statement. The consent that was filed previously satisfies neither requirement of Rule 436(a) of Regulation
C under the Securities Act. Further, the consent must have a current date. Please revise.

8. We note the response to prior comment 13. As noted previously, paragraph (b)(7) of Industry Guide 7 specifies that technical studies should not be filed as an exhibit to the registration statement. As requested previously, delete in its entirety paragraph 10 of exhibit
23.2.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, Maneki Mining may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Maneki Mining thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Maneki Mining and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Maneki Mining requests acceleration of the registration statement`s effectiveness, Maneki Mining should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Maneki Mining from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

* Maneki Mining may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United
States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Maneki Mining provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Patricia
A.
Armelin, Staff Accountant, at (202) 551-3747 or Jeanne K. Baker,
Assistant Chief Accountant, at (202) 551-

3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at
(202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Thomas E. Stepp, Esq.
	Stepp Law Group
	32 Executive Park, Suite 105
	Irvine, CA 92614-6742



Mr. Sean Philip Watkinson
September 15, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE